UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 30, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Outcome of the Board meeting of HDFC Bank Limited (“the Bank”) held on June 30, 2023

June 23, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub:	Outcome of the Board meeting of HDFC Bank Limited (“the Bank”) held on June 30, 2023

Pursuant to the applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of the Bank, at its meeting held today, has decided as follows:

1.

The 29th Annual General Meeting (‘AGM’) of the Bank will be held on Friday, August 11, 2023 at 2:30 p.m. Indian Standard Time (IST) through video-conferencing (VC) / other audio-visual means (OAVM), in accordance with the General Circular Nos. 20/2020 dated May 5, 2020, 02/2022 dated May 5, 2022, 10/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs (MCA) and in accordance with circulars dated May 13, 2022 and January 5, 2023 issued by the Securities and Exchange Board of India (SEBI) providing relaxations to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Vide our intimation dated April 15, 2023, we had informed that the record date for determining the eligibility of members entitled to receive dividend on equity shares is Tuesday, May 16, 2023 (“Dividend Record Date”). In continuation of the said intimation dated April 15, 2023, please note that dividend, if approved at the AGM, shall be paid on or after Monday, August 14, 2023, in electronic form or through dispatch of physical dividend warrants. Please also note that the composite scheme of amalgamation for the amalgamation of: (i) HDFC Investments Limited (“HIL”) and HDFC Holdings Limited (“HHL”), wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited and (ii) HDFC Limited with and into the Bank, shall become effective on July 1, 2023 (“Effective Date”). The shares held by HDFC Limited, HIL and HHL in HDFC Bank Limited shall be cancelled in accordance with the Scheme and therefore, no dividend shall be treated or deemed to have been declared for the said shares and the dividend shall be deemed declared only for the balance shares to the other shareholders holding such shares as on the Dividend Record Date, subject to the approval of shareholders.

2.

To take note of amendment of Clause V of the Memorandum of Association of the Bank in terms of the Scheme, considering the clubbing of Authorised Share Capital of HDFC Limited and the Bank, that shall become effective on the Effective Date, as follows:

Existing clause	Amended clause
V. The Capital of the Company is Rs. 650,00,00,000/- (Rupees Six Hundred and Fifty Crore Only) divided into 650,00,00,000 (Six Hundred and Fifty Crore Only) Equity Shares of Re.1/- each with a power to increase or reduce the share capital.	V. The Capital of the Company is Rs. 1190,61,00,000/- (Rupees One Thousand One Hundred Ninety Crores and Sixty One Lacs Only) divided into 1190,61,00,000 (One Thousand One Hundred Ninety Crores and Sixty One Lacs) Equity Shares of Re. 1/- (Rupee One Only) each with a power to increase or reduce the share capital.

Please note that the Composite Scheme of Amalgamation (“the Scheme”) has been approved by the shareholders of HDFC Limited and the Bank at their respective NCLT convened respective meetings held on November 25, 2022. The approval of the Scheme by the equity shareholders of the Bank under Sections 230 to 232 of the Companies Act, 2013 shall be deemed to have been an approval under Section 13, Section 61 and Section 64 or any other applicable provisions under the Companies Act, 2013 and no further resolution(s) would be required to be separately passed in this regard.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary